Exhibit 99.1

MINEFINDERS
CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, BC V6E 2K3
Tel. (604) 687-6263
TSX : MFL	Fax (604) 687-6267
NYSE AMEX : MFN	www.minefinders.com

NEWS RELEASE

MINEFINDERS REPORTS POSITIVE LA BOLSA DRILL RESULTS AND PROVIDES UPDATE ON LA BOLSA PRE-FEASIBILITY STUDY

Vancouver, British Columbia – March 31, 2010 - Minefinders Corporation Ltd. (“Minefinders”) is pleased to report recent drill results from core drilling at their La Bolsa Property in Sonora, Mexico.

The drill results are positive and will be incorporated into the existing resource for La Bolsa. This updated resource will be used for the construction of the reserve block model used in the pre-feasibility study being conducted with regard to the economic viability of an open pit heap leach mine. Inclusion of these recent drill results is expected to increase the La Bolsa resource and reduce the prospective operating strip ratio compared with what we had been anticipating.

“We expect these drilling results to have a positive effect on the pre-feasibility work currently underway,” commented Mark Bailey, President and Chief Executive Officer. “La Bolsa is advancing as we had hoped and we plan to complete feasibility work as promptly as possible. The pre-feasibility study is expected to be in hand during the second quarter of 2010.”

Both wide intercepts of low-grade gold and silver and shorter intercepts of high-grade gold and silver were encountered as indicated in Table I. Significant intercepts include 12.5 metres (41.0 ft) containing 2.375 grams per tonne (gpt) gold (Au) with 57.3 gpt silver (Ag), to intermediate widths of 28.4 metres (93.2 ft) containing 1.354 gpt Au with 17.4 gpt Ag, to wide low-grade intervals of 48.2 metres (158.1 ft) containing 0.532 gpt Au with 5.3 gpt Ag. Individual high-grade intercepts of up to 10.765 gpt Au over 1 meter and up to 202.9 gpt Ag over 1.5 metres were also encountered. All drill holes are core holes and intercept lengths represent assayed values from half-splits of HQ (63.5 mm diameter) core taken from along the length of the hole. Intercept lengths and depth to intercepts may not represent true distance or thickness as some drill holes are not perpendicular to mineralization.

As previously reported, the gold-silver mineralization occurs within a shallowly dipping continuously mineralized oxidized blanket that is sub parallel to topography and approximately 900 metres (3,000 feet) in length and 365 metres (1,200 feet) in width with thicknesses that range from 10 to 50 metres (30 to 165 feet). The recent drill holes as reported below are definition drill holes from within the east-half or down-dip portion of the resource area.

Table I: Summary of La Bolsa Recent Drill Intercepts:

DH No.	Intercept (m)	Au gpt	Ag gpt	Width (m)	Width in ft	Section (m)
107C	125.0-140.0	0.455	3.7	15.00	49.2	780N
108C	140.0-188.2	0.532	5.3	48.20	158.1	780N
Include	140.0-143.0	3.321	17.5	3.00	9.8	780N
109C	138.0-159.0	0.759	24.8	21.00	68.9	435N
Include	157.5-159.0	6.994	202.9	1.50	4.9	435N
110C	77.5-105.9	1.354	17.4	28.40	93.2	780N
Include	85.0-88.0	5.059	55.9	3.00	9.8	780N
Include	102.5-105.9	3.264	47.5	3.40	11.2	780N
115C	54.8-65.0	1.091	33	10.20	33.5	810N
Include	54.8-67.1	1.618	48	6.30	20.7	810N
116C	50.6-77.5	0.269	9.2	27.00	88.6	690N
117C	101.0-116.5	1.591	38.6	15.50	50.9	690N
Include	110.1-112.1	6.651	143.5	2.00	6.6	690N
118C	103.5-129.0	0.292	3.5	25.50	83.7	600N
119C	58.8-70.1	0.740	12.4	11.60	38.1	675N
And	123.0-152.4	0.521	1.9	29.40	96.5	675N
Include	126.0-129.0	2.364	4.1	3.00	9.8	675N
120C	90.0-95.1	0.960	22.9	5.10	16.7	600N
121C	70.5-107.5	0.287	4.7	37.00	121.4	750N
122C	91.5-104.0	2.375	57.3	12.50	41.0	600N
Include	97.4-99.5	7.533	128.9	2.10	6.9	600N
124C	67.5-97.5	0.300	7.1	30.00	98.4	675N
126C	62.3-88.0	0.461	9.3	25.80	84.7	690N
127C	84.0-91.5	2.729	62.9	7.50	24.6	885N
128C	109.0-129.0	0.514	11.4	20.00	65.6	705N
and	143.5-150.0	0.509	6.8	6.50	21.3	705N
129C	113.0-141.5	0.265	2.5	28.70	94.2	645N
130C	158.5-169.0	0.380	5.5	10.50	34.5	585N
131C	139.0-155.5	0.534	5	16.50	54.1	810N
And	121.3-131.5	0.909	11.7	10.20	33.5	810N
132C	69.0-82.5	1.004	10.3	13.50	44.3	810N
133C	86.0-92.0	0.690	12.5	60.00	196.9	630N
134C	113.6-122.7	1.620	24.5	9.10	29.9	810N
Include	118.8-122.7	2.594	29.6	3.90	12.8	810N

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Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA (Atomic Absorption) analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of HQ core all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate).

Qualified Person

Mark Bailey M.Sc., P.Geo. is the “qualified person” with overall responsibility for the La Bolsa Property and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico.

Investor contact:
Mike Wills
Minefinders Corporation Ltd.
Toll Free (866) 687-6263
mike@minefinders.com

Forward Looking Statements
This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2009, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

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